FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

NEWS RELEASE

MAY 18, 2005

Regalito Copper Corp.	Northern Peru Copper Corp.
Shares issued and outstanding: 20,917,442	Shares issued and outstanding: 20,917,442
Amex/TSX: RLO	TSX: NOC

Lumina Resources Corp.	Global Copper Corp.
Shares issued and outstanding: 20,917,442	Shares issued and outstanding: 20,917,442
TSX: LUR

PLAN OF ARRANGEMENT COMPLETED

Vancouver, British Columbia – The plan of arrangement (the “Plan”) to restructure Lumina Copper Corp into four separate companies has been completed. On May 19, 2005, Regalito Copper Corp (“RLO”) formerly Lumina Copper Corp, will continue to trade on the American and Toronto Stock Exchanges. Lumina Resources Corp (“LUR”) and Northern Peru Copper Corp (“NOC”) will begin trading on the Toronto Stock Exchange. Global Copper Corp will remain a public, non trading, company for the immediate future.

Shareholders and interested parties are invited to participate in a conference call with management of the newly formed companies on Friday, May 20, 2005 at 1pm (EST), 10am (PST) where an overview and update on each company and its properties will be provided.

Conference Call Details:

Vancouver: 604-630-1131

Anywhere else in North America: 1-866-613-5220

People calling from other areas are to call the 604-630-1131 number. Participant ID number: 1654210, followed by “#”.

Pursuant to the Plan, Regalito Copper Corp will continue as a reporting issuer with a year-end of December 31, Northern Peru Copper Corp will continue as a reporting issuer with a year-end of June 30, Global Copper Corp will continue as a reporting issuer with a year-end of September 30 and Lumina Resources Corp will continue as a reporting issuer with a year-end of March 31. Each of the companies will file interim financial statements for the period ended June 30, 2005.

For further information contact:
David Strang, VP Corporate Development
dstrang@luminacopper.com
tel: + 604 687 0407
fax: + 604 687 7401

1550 - 625 HOWE STREET VANCOUVER  BC  CANADAV6C 2T6 T: 604 687 0407 F: 604 687 7041

info@luminacopper.com www.luminacopper.com

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Regalito Copper Corp. (the "Company")

1550 - 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

May 18, 2005

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on May 18, 2005 at Vancouver, British Columbia and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The plan of arrangement (the "Plan") to restructure Lumina Copper Corp into four separate companies has been completed.  On May 19, 2005, Regalito Copper Corp ("RLO") formerly Lumina Copper Corp, will continue to trade on the American and Toronto Stock Exchanges.  Lumina Resources Corp ("LUR") and Northern Peru Copper Corp ("NOC") will begin trading on the Toronto Stock Exchange.  Global Copper Corp will remain a public, non trading, company for the immediate future.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The plan of arrangement (the "Plan") to restructure Lumina Copper Corp into four separate companies has been completed.  On May 19, 2005, Regalito Copper Corp ("RLO") formerly Lumina Copper Corp, will continue to trade on the American and Toronto Stock Exchanges.  Lumina Resources Corp ("LUR") and Northern Peru Copper Corp ("NOC") will begin trading on the Toronto Stock Exchange.  Global Copper Corp will remain a public, non trading, company for the immediate future.

Pursuant to the Plan, Regalito Copper Corp will continue as a reporting issuer with a year-end of December 31, Northern Peru Copper Corp will continue as a reporting issuer with a year-end of June 30, Global Copper Corp will continue as a reporting issuer with a year-end of September 30 and Lumina Resources Corp will continue as a reporting issuer with a year-end of March 31. Each of the companies will file interim financial statements for the period ended June 30, 2005.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

1550-625 HOWE STREET, VANCOUVER, B.C.  CANADA  V6C 2T6

TEL. 604.687-0407  FAX.  604.687-7041

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Office:

Vice President

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 19th day of May, 2005.

"Signed"

Robert Pirooz Vice President